UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 6)(1)

Citizens South Banking Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

176682102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Mendon Capital Advisors Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 691,971

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 691,971

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,971

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.19%

12.	Type of Reporting Person (See Instructions) CO, IA

1.	Names of Reporting Persons Anton V. Schutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 691,971

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 691,971

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,971

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 9.19%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: The name of the issuer is Citizens South Banking Corporation (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 519 South New Hope Road, Gastonia, NC 28054.

Item 2.
	(a)	Name of Person(s) Filing: This statement is filed by: Mendon Capital Advisors Corp. Anton V. Schutz
	(b)	Address of Principal Business Office or, if none, Residence: Each of the above reporting persons has its business address at: 150 Allens Creek Road Rochester, New York 14618
	(c)	Citizenship: Mendon Capital Advisors Corp. is organized under the laws of Delaware. Anton V. Schutz is a United States citizen.
	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
	(e)	CUSIP Number: 176682102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mendon Capital Advisors Corp., in its capacity as an investment adviser, has the sole right to vote and dispose of the shares of the Issuer’s common stock.  Anton V. Schutz is the sole shareholder and President of Mendon Capital Advisors Corp.  Mendon Capital Advisors Corp. and Mr. Schutz disclaim beneficial ownership of the common stock of the Issuer.

(a) Amount beneficially owned: Mendon Capital Advisors Corp.: 691,971 Anton V. Schutz: 691,971
(b) Percent of class: Mendon Capital Advisors Corp.: 9.19% Anton V. Schutz: 9.19%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Mendon Capital Advisors Corp.: 691,971 Anton V. Schutz: 691,971
(ii) Shared power to vote or to direct the vote: Mendon Capital Advisors Corp.: -0- Anton V. Schutz: -0-
(iii) Sole power to dispose or to direct the disposition of: Mendon Capital Advisors Corp.: 691,971 Anton V. Schutz: 691,971
(iv) Shared power to dispose or to direct the disposition of: Mendon Capital Advisors Corp.: -0- Anton V. Schutz: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons, as investment advisory clients of Mendon Capital Advisors Corp., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  To the knowledge of Mendon Capital Advisors Corp., no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 12th day of February, 2010.

Mendon Capital Advisors Corp.

By:	/s/ Anton V. Schutz
By: Anton V. Schutz
Its: President

/s/ Anton V. Schutz
Anton V. Schutz

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Citizens South Banking Corporation, and that the amended Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 12th day of February, 2010.

Mendon Capital Advisors Corp.

By:	/s/ Anton V. Schutz
By: Anton V. Schutz
Its: President

/s/ Anton V. Schutz
Anton V. Schutz